Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated February 29, 2016, in the Post-Effective Amendment No. 3 to the Registration Statement (Form S-1 No. 333-189003) and related Prospectus of Station Casinos LLC for the registration of $500 million in aggregate principal amount of 7.50% Senior Notes due 2021.

/s/ Ernst &Young LLP
Las Vegas, Nevada
March 10, 2016